United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			658,557
Beneficially
Owned By Each	8	Shared Voting		129,928
Reporting Person
With			9	Sole Dispositive		658,557

			10	Shared Dispositive	129,928

11	Aggregate Amount Beneficially Owned		817,494


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 28.48 %


14	Type of Reporting Person 			IN






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			128,270
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		128,270

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		128,270


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.47 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member group			a)  / /
						b) /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO

























1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .04 %


14	Type of Reporting Person			PN


























1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.01 %


14	Type of Reporting Person			BD






















There are no changes to the Schedule 13D, as amended except as set forth in this eighth amendment.

Item 3 Source and Amount of Funds or Other Consideration

Pleasant Lake Apts. Limited Partnership purchased 261,628 common units in Horizon Group Properties, L.P. on 3/13/03 with partnership funds for total consideration of $1,350,000.00 bringing Pleasant Lake Apts. Limited Partnership's total investment in the common units to $ 2,100,000.00.


Item 4	Purpose of Transaction

This 13D amendment number eight is filed because:

Pleasant Lake Apts. Limited Partnership purchased for investment
261,628 common units of Horizon Group Properties, L.P. from
Horizon Group Properties, Inc. for an aggregate price
$1,350,000.00 (Approximately $ 5.16 per common share/unit)

These specific units are not convertible or exchangeable into common stock of Horizon Group, Inc.


Item 5	Interest in Securities of the Issuer

(a)(b)	The aggregate amount of common stock owned
by the Reporting Persons is 817,494 shares or 28.48 % of the outstanding shares.

Howard Amster and his Individual Retirement Accounts own
658,557 shares or 22.94 % of the outstanding shares.

Amster Limited Partnership owns 574 shares or 0.02 % of the outstanding shares.

Amster Trading Company owns 128,270 shares or
4.47 % of the outstanding shares.

Pleasant Lake Apts. Corp. owns 35 shares or
0.0 % of the outstanding shares.

Pleasant Lake Apts. Limited Partnership owns
1,049 shares or 0.04 % of the outstanding shares.

Ramat Securities Ltd. owns 29,009 shares or
1.01 % of the outstanding shares.






(c)

Identity		Date		Common	Price
					Units
Pleasant Lake
Apts. Limited
Partnership		3/13/03	261,628*	5.16

Trade executed as a private purchase from Horizon Group
Properties, Inc.

* common units in Horizon Group Properties, L.P.


Item 7	Material to be filed as exhibits

See attached exhibits of letter agreements by Horizon
Group Properties, Inc. and Pleasant Lake Apts. Limited
Partnership

Signature.	After reasonable inquiry and to the best of our
knowledge and belief, we certify the information set forth in this statement is true, complete and correct.

Date	March 17, 2003

/s/
Howard Amster

/s/
Amster Limited Partnership
By:	 Howard Amster
Title: General Partner

/s/
Amster Trading Company
By:	 Howard Amster
Title: President

/s/
Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President

/s/
Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: Pleasant Lake Apts. Corp

/s/
Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal


Exhibit

March 13, 2003



Pleasant Lake Apts. Corp.
Pleasant Lake Apts., Ltd.
23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122

Attn:  Howard Amster

Re:	Agreement to Purchase Units in
	Horizon Group Properties, L.P. (the "Partnership")

Dear Howard:

This letter is to confirm the agreement of Pleasant Lake Apts., Ltd. ("Pleasant Lake"), an affiliate of Howard M. Amster, to purchase up to 261,628 limited partnership units (the "Units") in Horizon Group Properties, L.P. (the "Partnership") from Horizon Group Properties, Inc. ("HGPI") and the agreement of HGPI to sell the Units to Pleasant Lake at a purchase price of $5.16 per Unit for an aggregate purchase price of up to $1,350,000.00, payable in full and in cash within three business days following the receipt of notice from HGPI to Pleasant Lake that the conditions set forth in this letter have been satisfied. Pleasant Lake hereby acknowledges and agrees on behalf of itself and any transferee, assignee or successor (i) that the Units shall not now or at any future time be convertible or exchangeable for securities of HGPI, and (ii) that the certificate representing the Units will bear a legend indicating that they are not convertible or exchangeable.
HGPI represents and warrants that it has converted the Units from general partnership units, owns the Units and has full power and authority to sell the Units; such Units will be transferred free and clear of any liens or encumbrances; such sale will not violate the partnership agreement of the Partnership, the Articles of Amendment and Restatement of HGPI or any other contract or agreement that HGPI is a party to; such sale will not violate any state or federal securities laws; that all authorizations and approvals required for the sale of the Units have been obtained; that no assessments or other amounts are owed to the Partnership by the owner of the Units; and that the purchase of the Units will not cause a violation of the Excepted Holder Certificate of Howard M. Amster.
Pleasant Lake represents and warrants that it has full power and authority to purchase the Units; that such purchase will not violate any contract or agreement to which it is a party; that such purchase will not violate any state or federal securities laws; and that Howard M. Amster controls and is the holder of approximately 96% of the ownership interests in Pleasant Lake. In addition, Pleasant Lake acknowledges that it has not relied on any advice of HGPI, the Partnership or any of their respective affiliates, employees, directors, counsel or other advisors regarding the federal, state and local tax consequences or tax attributes of owning the Units. Pleasant Lake is aware that there are substantial limitations and restrictions on the circumstances under which Pleasant Lake may offer to sell, transfer or otherwise dispose of the Units, so that it might not be possible to liquidate this investment readily and it may be necessary to hold the investment for an indefinite period. Pleasant Lake is an accredited investor under the Securities Act of 1933, as amended, is not a registered investment company under the Investment Company Act of 1940, as amended, and is not a business development company as defined in the U.S. Investment Advisers Act of 1940, as amended.
The representations and warranties of the parties shall be true as of the closing.
This Agreement shall be further conditioned upon receipt by Pleasant Lake of
(i) certified resolutions of HGPI approving the sale of the Units to Howard
M. Amster or his affiliate; (ii) an acceptance of Pleasant Lake as a substituted limited partner executed by HGPI. This Agreement shall be further conditioned upon receipt by the Partnership of an Acknowledgment by Substituted Limited Partner from Pleasant Lake in form satisfactory to the Partnership.
HGPI hereby commits to cause to be prepared and filed with the Form K-1 for each partner of the Partnership, schedules listing the profit and loss of each of the properties owned directly or indirectly by the Partnership commencing for the year ending December 31, 2002.
At the closing of this transaction, HGPI shall deliver the Units to Pleasant Lake with duly-executed unit powers attached. At such closing, HGPI and the Partnership shall provide Pleasant Lake with an executed letter directing the transfer agent to transfer such Units into the name of Pleasant Lake.
This Agreement sets forth the complete understanding of HGPI and Pleasant Lake and shall be binding and enforceable on each party in accordance with its terms.
Very truly yours,


/s/
Gary J. Skoien
Chairman and Chief Executive Officer
Date: 3/13/03



ACCEPTED AND AGREED:

PLEASANT LAKE APTS., LTD.
By 	Pleasant Lake Apts. Corp.,
	General Partner

/s/
Howard M. Amster, President
Date 3/13/03






Exhibit

ACKNOWLEDGMENT BY SUBSTITUTED LIMITED PARTNER

Horizon Group Properties, L.P.
77 West Wacker Drive
Suite 4200
Chicago, Illinois   60601


	Reference is made to that certain Amended and Restated Agreement of Limited Partnership of Horizon Group Properties, L.P., dated as of June 15, 1998 (as amended, the "Partnership Agreement"). All terms used as defined terms and not otherwise defined herein shall have the meaning ascribed thereto in the Partnership Agreement. The undersigned is an assignee of 261,628 common units of Horizon Group Properties, L.P (the "Units") formerly owned by Horizon Group Properties, Inc., a Maryland corporation("Assignor"). The undersigned acknowledges that it is an express condition of the Partnership Agreement that a transferee of Partnership Interests and Common Units assumes all of the obligations of the transferor Limited Partner under the Partnership Agreement with respect to the transferred Partnership Interests and Common Units.

The undersigned represents, warrants and covenants to the Partnership as follows:

	  (i)	the undersigned has received and reviewed a copy of the
Partnership Agreement;

	 (ii)	the undersigned is a Qualified Transferee pursuant to the
terms of the Partnership Agreement;

	(iii)	the undersigned desires to become a Substituted Limited
Partner in the Partnership in accordance with the terms of the Partnership Agreement;

	 (iv)	the undersigned, by execution hereof, accepts all of the
terms, conditions and provisions of the Partnership Agreement, including, without limitation, the power of attorney provisions set forth in Section 2.4 of the Partnership Agreement and the restrictions on transfer set forth in Article 11 of the Partnership Agreement; and

	  (v)	the undersigned acknowledges that each of the
representations and warranties set forth in Section 3.3 of the Partnership Agreement are true and correct with respect to the undersigned as of the date hereof.

	  (vi)	the undersigned acknowledges and agrees that the
provisions in the Partnership Agreement providing a right of the Limited Partners to exchange or convert the Units into other securities, including, without limitation, Section 8.6 of and Exhibit B to the Partnership Agreement, shall have no force or effect with respect to the Units, and the undersigned shall have no right to exchange or convert the Units for or into other securities, including, without limitation, into securities of Assignor.


	The undersigned has duly executed and delivered this Acknowledgment by Substituted Limited Partner as of the 13 day of March 2003.


PLEASANT LAKE APTS., LTD.
By:	Pleasant Lake Apts. Corp.,
General Partner
_/s/_
Howard M. Amster, President


	By acceptance hereof, Horizon Group Properties, Inc., as General Partner of the Partnership, approves and accepts and consents to the admittance of PLEASANT LAKE APTS., LTD as a Substituted Limited Partner in Horizon Group Properties, L.P., pursuant to Section 11.4 of the Partnership Agreement, having the Partnership Interests and the number of Common Units set forth above.


HORIZON GROUP PROPERTIES, INC.

By:	/s/
Gary J. Skoien
	Chief Executive Officer

Date: 3/13/03